Exhibit  99.3

FORM OF LETTER
STAR BULK CARRIERS CORP.

Subscription Rights to Purchase Common Shares

Offered Pursuant to Subscription Rights
Distributed to Shareholders of Star Bulk Carriers Corp.

[•], 2013

Dear Shareholder:

This letter is being distributed by Star Bulk Carriers Corp. ("Star Bulk") to all holders of record of common shares, par value $0.01 per share (the "Common Shares"), at 5:00 p.m., New York City time, on May 15, 2013 (the "Record Date"), in connection with a distribution in a rights offering (the "Rights Offering") of non-transferable subscription rights (the "Rights") to subscribe for and purchase Common Shares. The Rights and Common Shares are described in the prospectus dated [•], 2013 (a copy of which accompanies this letter) (the "Prospectus").

In the Rights Offering, Star Bulk is offering an aggregate of 14,018,692 Common Shares, as described in the Prospectus.

The Rights will expire, if not exercised prior to 5:00 p.m., New York City time, on [•], 2013, unless extended (the "Expiration Time").

As described in the accompanying Prospectus, you will receive one Right for each Common Share owned at 5:00 p.m., New York City time, on the Record Date. Each Right will allow you to subscribe for 2.5957 common shares (the "Subscription Privilege") at the cash price of $5.35 per share (the "Subscription Price"). For example, if you owned 100 Common Shares as of 5:00 p.m., New York City time, on the Record Date, you would receive 100 Rights and would have the right to purchase 259.57 Common Shares (rounded down to 259 shares, with the total subscription payment being adjusted accordingly, as discussed below) for the Subscription Price.

You will be required to submit payment in full for all the shares you wish to buy pursuant to your Subscription Privilege.  Star Bulk will eliminate fractional shares resulting from the exercise of the Subscription Privilege by rounding down to the nearest whole share, with the total subscription payment being adjusted accordingly. Any excess subscription payments received by the Subscription Agent will be returned, without interest, as soon as practicable.

The Rights will be evidenced by a non-transferable Rights certificate (the "Rights Certificate") and will cease to have any value at the Expiration Time.

Enclosed are copies of the following documents:

1.           Prospectus;

2.           Rights Certificate;

3.           Instructions as to the Use of Star Bulk Carriers Corp. Rights Certificates (including a Notice of Guaranteed Delivery for Rights Certificates Issued by Star Bulk and Guidelines for Request for Taxpayer Identification Number and Certification of Substitute Form W-9); and

4.           A return envelope addressed to American Stock Transfer and Trust Co., LLC, the Subscription Agent.

Your prompt action is requested. To exercise the Rights, you should deliver the properly completed and signed Rights Certificate and forward it, with payment of the Subscription Price in full for each Common Share subscribed for pursuant to the Subscription Privilege to the Subscription Agent, as indicated in the Prospectus. The Subscription Agent must receive the Rights Certificate with payment of the Subscription Price, including final clearance of any checks, prior to the Expiration Time. A Rights holder cannot revoke the exercise of its Rights. Rights not exercised prior to the Expiration Time will expire.

Additional copies of the enclosed materials may be obtained from Advantage Proxy Inc., the Information Agent. The Information Agent's telephone number is (877) 870-8565 or if you are a bank or broker, (206) 870-8565. Any questions or requests for assistance concerning the rights offering should be directed to the Information Agent.

Very truly yours,

Star Bulk Carriers Corp.